Exhibit 99.8
CNBC India Q&A Session

INFOSYS TECHNOLOGIES LIMITED
CNBC INDIA QUESTION AND ANSWER SESSION
Q3 FY 10 RESULTS
January 12, 2010
CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member – Executive Council

Amitabh Chaudhary
Infosys Technologies –CEO – Infosys BPO

Swaminathan D.
Infosys technologies –CEO Designate – Infosys BPO

Chandra Shekar Kakal
Infosys Technologies – Head - Enterprise Solutions and Member – Executive Council

Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

Udayan

Okay we have the Infosys management with us now and it is time to ask them how the rabbit came out of the hat because the street is clearly surprised and we have already heard a lot of analysts saying that they will now up their estimates for fiscal year 2011 for Infosys earnings per share. S Gopalkrishnan, S. D. Shibulal and V Balakrishnan have joined me now to talk about where the surprise came in from. Gentleman, good morning thanks for joining me.

Udayan

What happened Kris you guided for a fairly subdued quarter, a contraction in margins and everything has done better - your profits are higher, margins have actually increased and volumes have gone up 6% plus. What surprised you in this quarter?

Kris Gopalakrishnan

Clearly, the recovery has been let by North America and by the financial services sector and since our exposure there has been large, I think we have benefited from that. We invested heavily into building solutions, working closely with our clients, responding to their requirements. I think that has helped us a lot in this quarter. Our largest clients have actually grown faster, 12.2% growth in the top 10 clients. That has helped us. The growth itself has helped us manage the margins better, utilization has improved, that has helped us on the margin side and we have been able to hold on to pricing. In fact, there is a small uptake in the revenue per employee that has helped us in the margins. So overall, all round good performance.

Udayan

Would you say that you pleasantly surprised by what happened with your top client and top 10 client in this quarter because that seems to surprise a lot of investors and analysts that you have registered 12% plus growth in top 10 clients this quarter?

Kris Gopalakrishnan

Definitely, pleasantly surprised but we have worked very hard in making sure that we meet their requirements, we try and address their requirements and that’s what has helped us.

Udayan

But despite such a strong quarter, you are again guiding for fairly muted performance in the 4th quarter. Why is that because you have seen very robust growth in the current quarter, what is making you cautious for the January-March quarter then?

Kris Gopalakrishnan

One, the budgets have not been finalized yet and typically Q4 is a soft quarter. We want to be still cautious in this environment and from what we guided at the beginning of the year, definitely our guidance has gone up significantly but because the budgets have not been finalized, because it is still a recovery in progress, we have given a guidance of about a slight uptake in the growth. You have to also understand that the full picture will emerge only after the budgets are finalized.

Udayan

I can tell you that people are saying that you are underestimating your guidance for the next quarter. Shibu, one swing factor has been that utilization has gone up from 73%-76%. Can you explain and take us through how that happened and whether it is sustainable?

SD Shibulal

That is a clear reflection on the demand side and a clear reflection on the strategies which we did over the last 12 months. If you remember what we talked about, we talked about investing into the clients-facing group, we have added people, we continue to build trust with our clients. We are a trusted partner and we have invested in continuing to build that trust. We have created products and solutions which are getting very good traction in the market. We have invested in talent. We allowed every single person to join and they are very well-trained and ready to go into project at this stage. So what you are seeing is a reflection of our strategies which we did over the last 12 months. Now when the demand went up and the volume growth is 6.1%, the utilization is bound to grow up. So this quarter when the revenue went up by 6.7% the volume growth is 6.1% and the utilization has gone up from 73% to 76%.

Udayan

Can you just take us through where this volume growth came in from because we are pleasantly surprised to see your top client having grown at 9.5% for the quarter? Have things turned around for some the problematic clients?

SD Shibulal

As Kris said, the recovery has been led by North America and by financial services. In financial services, there is increased velocity in decision making. There was almost a complete paralysis on decision making when it came to discretionary spend. Finally they are making those decisions and that is where the growth is coming from. At the same time, most of our clients are cautious about their business environment. When we discuss their 2010 business with them, they continue to be cautious, but there is increased velocity in decision making and discretionary decisions are being made. We have 4 large outsourcing wins this quarter which means that most of the volume growth is happening in the traditional application maintenance and independent validation, infrastructure space which is the lights-on work. That is where lot of the growth is coming. One of those outsourcing win is more than $200 million. We also have 4 transformational wins this quarter which means that we are seeing outsourcing spend as well as discretionary spend going up.

Udayan

Bala the big surprise was from you, the margins. You had guided last quarter that margins this quarter will be down by more than 200 basis points. In a quarter when the rupee appreciates and you take wage hikes, margins have actually expanded!!

V. Balakrishnan

See Udayan, we always have been saying that when the growth comes, margin is a non -issue because growth itself will give a lot of buffer to make the investments we want to make and maintain the margins. This quarter, we have seen an extraordinary growth. We have seen 6.7% growth in revenues. As Kris said, it has mainly come from top 10 clients. Top 10 grew double the company average at 12.2%. So I think the growth itself allowed us to take some of this impact and still maintain the margins. We have seen a positive improvement in pricing, on reported basis it went up by 1.1%. That gives buffer to our margins and then utilization went up. Those two have compensated to some extent the impact of rupee appreciation and the wage hike.

Udayan

Can you break it up? Which contributed the most, I mean was it the utilization factor which helped margins to improve?

V. Balakrishnan

Well it is a combination of all the three. Utilization went up by 1.5% and has contributed positively by 60 basis points or so. Rupee negatively impacted margins by 180 basis points and pricing went up by 1.1%. That purely flows down to the margins. Then we have other cost-cutting initiatives which helped us to reduce the impact.

Udayan

What are those cost cutting things? Have general and administration expenses gone down significantly in the quarter?

V. Balakrishnan

We have been always tight on some of the non-billable costs like travel costs or the sub-contractors cost and all that. We managed it much more efficiently.

Udayan

Okay. Your new guidance is at a different level of the Rupee. Does that worry you? Is it one reason that is making you cautious about the guidance, the fact the Rupee is appreciating?

V. Balakrishnan

Not really. The Rupee could appreciate in the short-term. We have taken Rupee level of Rs.45.75 for the next quarter, it is already Rs.45.30 or so today. Rupee is one worrying factor but I think if the growth comes in, it will help us to absorb some of the impact of the currency and still maintain the margins. We are cautious because next quarter is going to be the first quarter of the budget year. Normally the January to March quarter is a soft quarter, that is why we are cautious. We have to wait for the budgets to get closed. Hopefully it will get close in the beginning of February. Then we will have greater certainty on the quarter and the next year. So we have to wait for some time.

Udayan

Kris on the point that you made that budgets are not frozen yet, from the clients where growth has come in from the current quarter, are you not even getting some sense that 2010 will be a reasonably strong volume year for them or are they saying that we will talk in February, for now what you get is what you seen in the books

Kris Gopalakrishnan

The indications are that the budgets are going to be flat but offshore-outsourcing would go up. About 60% of the clients are yet to finalize. The allocations have to be made. So we felt that it is better to be cautious. It is also possible that because the budgets are not closed there may be little bit delays in the projects. So it is just being cautious at this point because of these factors.

Udayan

Shibu have some of your problematic verticals started improving. I note that telecom is up 6% for the quarter. Do you think the worst is over there? Are you seeing small signs of growth?

SD Shibulal

I think in case of financial services and in retail there is growth. Manufacturing and communication services i.e. the telecom segment - I will continue to be cautious. Manufacturing is yet to see a major turnaround. The telecom segment is under the liquidity pressure. So I am cautious about these two segments.

Udayan

What about retail? That was pretty flat this quarter.

SD Shibulal

In retail I think we have a unique story. Even though this quarter has been flat, traditionally we have grown very well even in tough times. That is because we are very strong in domain knowledge of retail. If you look at our products like the Category Analytics, the Supply Chain Visibility, the Shopping Trip 360, the Digital Consumer product which we are trying to bring out into the market, all these products show that we have tremendous domain knowledge in retail. We are working with 8 of the top 10 retailers in US. We are building the next generation e-commerce facilities for 6 out of 8. So we have very strong presence and very strong domain knowledge in retail.

Udayan

Can you give us a little bit without mentioning names, a little bit more by way of detail of this $200 million plus orders that you spoke about?

SD Shibulal

It is an outsourcing deal. It is a multi-year deal. It is about application management over a period of time and it is not a sole-sourced deal. We competed with other Indian SIs predominantly to win the deal. It is a great win and that also reflects that traditionally we compete in the $100 to $500 million range. When the downturn happened, most of the deals above $150 million had disappeared from the market. Now this is the first deal after the downturn of that size and we are starting to see deals between $100 to $300 million return to the table and we are pursuing few of them.

Udayan

Okay. Bala in giving guidance for next year what have you assumed in terms of margins, current margins or lower than that?

V. Balakrishnan

We will talk about that in April. It is too early but this year we are able to maintain the margins at last year levels. If you remember, in the beginning of the year when we gave the guidance, we talked about 3% to 7% decline in revenue, we talked about some 300 basis points reduction in margins. As we went through the year, we worked hard for it, we are talking about now 1.8% to 2% growth in revenues, margins stable or slightly up. I think we have managed the situation very well. Next year if the growth comes in, we should be able to be somewhere near the margin range.

Udayan

No I am talking about the 4th quarter, what have you assumed in the 4th quarter guidance?

V. Balakrishnan

For the 4th quarter, we assumed some reduction in margins for two reasons. One Rupee we are assuming at 45.75, that could impact the margin by say around 100 bps. Second, we are adding more people, we increased the manpower addition from 20,000 to 24,000 for the full year, so that impact would come. So overall it could be 180-200 basis point reduction in margin because of these two.

Udayan

So utilization levels are expected to fall in the 4th quarter?

V. Balakrishnan

It will be stable because more freshers will come, they will be in training, utilization may not drop. It may be stable.

Udayan

Will you be far more aggressive on hiring now, Kris after seeing the performances this quarter?

Kris Gopalakrishnan

For Q4 we are planning to hire 6,000 people. Overall for the year we are looking at 24,000 gross hire. We are now aggressive in hiring. We believe that the recovery has begun and so we should be prepared. Remember that we increased our training at entry level significantly during this downturn and because of that, the numbers are actually higher. They will continue to be in training for about 6 months.

Udayan

You will be ultra-conservative and you will not talk about the numbers till March comes when you have frozen budgets in hand, but are you getting the sense that significant cyclical upturn has happened in the business which might actually accelerate going forward?

Kris Gopalakrishnan

Clearly in the financial services space, in retail, in certain segments like in North America, the confidence is starting to come back. That is reflected in the business. Clearly that is helping us.

Udayan

You started this fiscal year 2010 by saying that it will be a negative year. You are probably exiting the year with a marginal growth in revenues. Do you think you can get back to significant average growth for Infosys starting next year because your average growth is 15% to 20% for the last many years?

Kris Gopalakrishnan

If you look at you know NASSCOM predictions, industry analyst predictions etc, they are talking about return of double digit growth for the industry next year. Let us wait till April for Infosys guidance but that is what industry is looking at this point.

Udayan

Does NASSCOM poll Infosys in coming out with its projections-?

Kris Gopalakrishnan

Oh yes of course …

Udayan

So you tell them that you will grow double digits but you won’t tell us!!

Kris Gopalakrishnan

No, no we give whatever data we have and then they go to industry analysts and talk to industry analysts.

Udayan

Okay. Shibu what about Europe, I mean Kris’s point is taken, North America is where the bounce is coming in from but European Union still seems quite sluggish.

SD Shibulal

There is always some cyclicality to this business, Europe always lags behind in taking the downturn as well as in recovering. so you are seeing that. There is some currency impact. In my mind it is not a secular trend, it is just a one quarter or two quarter affair. I believe that Europe will be a strong market for us. We are especially investing into Continental Europe. Traditionally we have been very strong in UK. We have now got a new country manager in Germany. We are recruiting a new country manager in France. So we are investing into Continental Europe and we expect Europe to be very strong for us.

Udayan

When you say that big deals have started opening up again $150 mn plus, is it exclusively from the BFSI vertical or outside to?

SD Shibulal

No, in general there are big deals from the market.

Udayan

But BFSI is playing a leader role in the recovery with the large deal landscape?

SD Shibulal

I would not say that because most clients while coming out of the downturn are focused on managing their costs. If you look at the first priority today, it is making sure that the lights-on work is happening at a reasonable cost and in that situation offshore players are a big attraction. The more they can push offshore, the more they can work with people like us, with a tremendous amount of quality which we provide, with a tremendous amount of productivity improvements which we bring to the table, it is a win-win for both parties and that is what is leading these deals coming to market. Why they disappeared? Because there is always a decision making paralysis in the downturn and when that gets over, people will come back in the market with those kinds of deals and that is what we are seeing.

Udayan

This 1% plus pricing gain, is it split between onsite offshore or it is across…

Kris Gopalakrishnan

It is across both onsite and offshore. Onsite is 1.2% in constant currency terms and offshore actually in constant currency is 0.2% lower, decrease. Overall it is about 0.2% in blended terms in constant currency. In reported currency is 1.1% - 2% onsite and 0.6% offshore.

Udayan

Any sustainable trend out there in pricing?

Kris Gopalakrishnan

Pricing is stable. Now we are not seeing that much pressure on pricing and as we change the business mix, we will push for increased revenue productivity.

Udayan

Bala what levers can you have now to improve margins beyond 35%. They seem high enough anything more you can milk in terms of cost or higher utilization for you to give you any margin buffers?

V. Balakrishnan

We always talked about multiple levers on the cost side. We have to use some of them at some point of time to make sure we minimize the impact on margins. I think the biggest lever is the growth. If the growth comes back, that will allow us to make all the investments we want to make. That will allow us to give the wage increases we want to give and still maintain our margins. So growth is an important factor. This quarter we have done exceedingly well. We have to see whether the growth continues. If the growth continues, that will be a big booster for us to help maintain the margins.

Udayan

Are you expecting utilization to stay above 76% kinds of level because that has margin implications for you?

V. Balakrishnan

We always said utilization we are comfortable somewhere between 76% to 80%. It has come to 76% now. We are hiring more. We have to see. If the growth comes back, probably the utilization will be higher.

Udayan

So after this quarter when new people come in, as you go into fiscal year '11, you will be able to stay in that 76-80% zone for utilization?

V. Balakrishnan

I think so. If the growth comes back, definitely we will be within that range. If it goes beyond the range then we have to hire more

Udayan

With growth picking up next year you are saying that all things being equal you should be able to hold margins around this quarter’s level?

V. Balakrishnan

We will try over Udayan. We have multiple levers. We always did that. We always make sure that we focus on margins. This year the margins have definitely gone up compared to last year in spite of what we guided in the beginning. So I think if the growth comes back, will be able to maintain margins within a range.

Udayan

Kris are you feeling comfortable about margins? Because while you are exiting the year with 35% plus margin, there was an intra-year drip which got arrested and subsequently it picked up again. Do you think you saw the worst in terms of margins in second quarter fiscal year '09?

Kris Gopalakrishnan

We are able to manage our business efficiently. In the downturn, we have worked very hard in looking at all the expenses, making sure that only those that will help us in the long-term - in terms of investing in solutions, investing in people, those are the ones where we did not cut but everything else we cut. So we know that we can actually manage the business efficiently. When the growth comes, then definitely we can manage the margins. We have the confidence in managing the margins very well. And we have demonstrated that again. The other factor is that if you look at the net income, we are absorbing increased taxes. Our profit after tax is also a healthy number at this point.

Udayan

Sure. Shibu, just a couple of wrinkles. BPO did not have a great quarter apparently and even infrastructure management is down, any reasons to worry on those two fronts?

SD Shibulal

No, I would not think there is any secular trend. BPO did an excellent job this quarter by doing the acquisition. They acquired the McCamish platform. That is a new platform which we are taking to the insurance industry. In fact this quarter, we had about $1.9 mn revenue from that platform. Next quarter I think we have counted for about $7 million revenue from that platform, that will be very good. The infrastructure management also is a pretty hot service. There is no secular trend. It is a quarter-on-quarter variation.

Udayang

Bala, you are now sitting on $3.1 bn plus of cash if I am right? What is it yielding, what would be the average yield?

V. Balakrishnan

Average yield is around 5.6% last quarter. It could still come down. There is a lot of liquidity in the system. Fixed deposits do not give a yield beyond 5-6%. The cash is strategic for us. We need to maintain certain amount of cash to give us comfort in the business.

Udayan

$3 bn?

V. Balakrishnan

Yeah, $3 bn.

Udayan

It is a lot. Is that strategic cash?

V. Balakrishnan

Yes, that is strategic cash. There are a lot of things happening in the environment. It will allow us to make the right investment if we want to. There will be a lot of opportunities coming on the way. We do not want to miss any of those opportunities. So we still believe we can use some of the cash. We also want to cover the next one year’s expense at any point of time with the cash, we are still short of that. So I think we will maintain the cash; we will see whether any strategic opportunities come on the way which we can use. At the end of the day, if we do not find use, we always return to the shareholders. We have done it three or four times earlier. So we will wait and watch. The markets are changing. There is a lot of consolidation happening in the industry. There could be some opportunities coming on the way.

Udayan

You make some moves on the inorganic front Kris. Is it with an eye on just a strategic market place or the fact that the cash is burning a bit of a hole in your pocket?

Kris Gopalakrishan

No, our acquisition always will have to be strategic. It will have to fit into the plan we have in how to grow the business. McCamish is a good example. It is a platform play. It can be leveraged significantly to increase our non-linear revenues etc. We will look at acquisitions strategically and we have always talked about where we look, which geographies we look at etc

Udayan

One quick word on attrition; that seems to have gone up beyond 11%. And there have been a couple of high profile exits last quarter as well. Any reason to believe that there is an attrition issues which has cropped up?

SD Shibulal

No, involuntary attrition is 8.3%. 11.6% is overall attrition. There is nothing to worry about. Of course, the industry is starting to grow and so everybody is recruiting at this point. So there is an uptake in attrition in this point.

Udayan

Okay, gentlemen. Thank you very much. We shall talk again in April. Thank you for joining.

You have been hearing the top management and more members from the Infosys top team join in. Subhash Dhar, who heads the Telecom practice, Communications practice. Chandrasekhar Kakal who looks at Enterprise Solutions and on the BPO front which we just touched upon with Kris, the outgoing CEO, Amitabh Choudhary and the incoming CEO, Swaminathan D. also join in. Gentlemen, morning thanks for joining in. Let me start with the BPO. Amitabh, first there was a little bit of a rumbling when you put in your papers. Was it purely a career move or any other issue which cropped up?

Amitabh Choudhary

No, no, absolutely no issue. I have had a great career at Infosys. I enjoyed every moment of it and have great support from Infosys senior management and the board. So it was a career move. The right opportunity came along. I hope I can do as well there as I did here. It has nothing to do with about anything that happened at Infosys. I am very, very delighted with what I did here.

Udayan

It just came at a time when there was an inorganic move and the business was expanding. So did you have thoughts about it because you are leaving at sort of a point of transition?

Amitabh Chaudhary

Well, it just happened. It was not timed in any particular way. We had been working on this acquisition for a long period of time. It just culminated into a final deal at that point in time. nothing to do with that. Obviously one is sad to see since one is involved in the acquisition and now we have to work on it and make it happen. But as I said, this opportunity came along and it was not timed in any particular way. It just happened.

Udayan

It is a quiet quarter for BPO this time and why?

Amitabh Chaudhary

If you look at last year financial year ’09 we were in the $75-80 mn kind of range in MIS basis. In the last two quarters, we have seen growth not as much as we have seen earlier, but we are growing at about 4.5 to 5% quarter-on-quarter. We grew by 4.8% this quarter. The growth is back. We are hoping that growth will be back to the 7-8% range going forward in the future. We do not have the visibility to that now. But the good news is that the growth is coming back. We are seeing good visibility, the pipeline is strong, we are quite confident. The clients like what they are seeing in us. Our attrition is down. After a long time we have added 960 people to our roll. So the growth is coming back. We are just hoping that as the economy sustains itself, we will back to the current 7-8% quarter-on-quarter range rather than what we are recording right now.

Udayan

Swami, no transition issues at all? He has handed smoothly over to you?

Swaminathan D.

Oh yeah. We have been part of a team for several years now. So the transition cannot be better, in a sense it’s pretty smooth.

Udayan

So you expect next quarter to show more growth than this quarter?

Swaminathan D

We have a guidance of about $92 million for the next quarter. Hopefully we will continue to do well on the margin front as well. I do think in this current fiscal, we will probably end up showing a growth of about 8-9% over the previous year.

Udayan

How are things moving with the integration of the acquired company?

Swaminathan D.

It is still very early days. But work has started. This quarter would really be the defining quarter in terms of how we want to take the company forward. But I think the building blocks in place. So hopefully the plan that we set for ourselves to integrate the firm and also move aggressively forward on the platform side, I think that should come good in the next fiscal.

Udayan

I remember speaking to Amitabh when the deal was done and it was said by not buying revenues, you thought that you could scale the business up to a much more significant level. Will we see that ramp up happening over the next three-four quarters?

Swaminathan D.

The focus on the platform side is a key focus area for us. It is going to be for the next several quarters. I do think that this is a good company, good platform play in that sense. We should be able to take decent solutions to clients. It is not just that. We have also acquired a decent amount of clients with this takeover. I do believe that there is a huge opportunity for us to up-sell and cross-sell our several services to these new clients as well.

Amitabh Chaudhary

Udayan, what will happen is I think we will do large deals. The idea is to do that. But normally large deals do take time. Yes the hope is that the numbers will be much, much larger as we move forward and we will keep updating you. Whether it will happen in the next three to four quarters needs to be seen. We are obviously focusing on profitability which we believe will happen in the short order and sales and something which will push forward again next year as Swami said. But what will result in terms of numbers, I think will need to be seen.

Udayan

But you can you expand margins significantly?

Amitabh Chaudhary

Absolutely. I think in the next couple of quarters you will see that big change. We already have building blocks in place.

Udayan

Subhash, I was just talking to Shibu about telecom. He sounded a bit cautious. He said okay, this quarter is not bad but I would still hold my punches out there. Are you seeing any significant improvement because you have seen 6% growth this quarter?

Subhash Dhar

There is lot going on telecom worldwide. You can see it here in India as well. But I think there are two or three big forces which have always acted. One is the whole infrastructure expansion that they have to do because of the data traffic going up thanks to developments like Apple iPhone and so on. Applications are increasing the pressure on the infrastructure. So there is a lot of infrastructure related expansion which needs to happen. The timing of that in different countries is different, for different companies is different. Then there is this whole convergence thing which is about not just doing voice, video, data but all of them along with mobility. So there are enough growth drivers. What comes in the way is there are very few large vendors in the world. This is largely in the infrastructure play and therefore tends to be consolidated with few players. So there is some lumpiness you always see in the growth and that is I think what Shibu was referring to in terms of being cautious because there are not too many players as in say financial services or retail where we could take bets on a broad base of customers.

Udayan

Are the problems with your larger clients in the telecom space behind you? I saw one client which has grown significantly in this quarter. Has that part bottomed out at least?

Subhash Dhar

Among the top ten, we have three of our clients coming from this segment. As I said, there are few but very large spenders and we cannot always expect all of them to be spending the same way. At the same time, since they are large spenders their spending or not spending has a material impact. I do not think there has been a significant problem with the segment as a whole but I think because of the revenue concentration we do see that quarterly behaviors are a little bit more unpredictable.

Udayan

No, I was asking specifically about BT, Telstra and AT&T. From those top three-four names has business evened out or it still remains slightly tricky?

Subhash Dhar

It will remain lumpy. I think it will remain lumpy even going forward.

Udayan

Kakal what is going on with enterprise solutions?

Chandra Shekar Kakal

Yeah, consulting and package implementation space had a good quarter in Q3. By very nature depending upon when the large programs start, when they ramp up, when they come down, there could be some revenue flows ups and downs happening in this space. But last quarter has been good for us.

Udayan

What were the volume growths for those two areas?

Chandra Shekar Kakal

The volume growth has been about 4-5%. The good news is that we are now being invited for large transformation programs and our profile has gone up and we are among the top three players in the world now. Independent analysts’ firms have rated us among the top three SI ERP service providers and in Oracle ERP space. Our traction is picking up in that space definitely. So depending upon when the programs start and ramps up and evens out, the revenue flow could be slightly different. Good news is that we also are being invited for large transformation programs. Last quarter itself we have picked up couple of large transformation programs. Our solutions depth is increasing. We are focusing on certain verticals and then creating the depth. We are hiring more people in the market as principal consultants, senior principal so that they can bring the industry experience and show the vertical depth along with the packaged knowledge. There are three things that are required in the enterprise solutions packages space. It is the domain knowledge, the product knowledge and the process knowledge. So we are building depth in all of these three, it’s going up and our quarter was good. Next quarter onwards as indicated by the clients, the focus will be more on support and maintenance definitely. In line with that, our support and maintenance revenue also could go up slightly. But we have also seen that because of the unfinished agenda of large corporations, there are still large global rollout programs. While they are awarding the programs, they may break it up into smaller chunks rather than awarding it in their large global program of $100-200 million in one-go, it has is being up into a smaller $30-40 mn program. But that is okay. We are being invited for such program, that is the good news that we have. So client confidence in us has gone up. In some of the verticals like retail and pharma we are making very good progress. Manufacturing is the vertical where we need to be little bit more cautious. The spending is coming back but it is in line with the manufacturing industry. BFSI package implementation exposure is not very high although it is a leading in growth, the exposure is not very high. In all, it was a good quarter and the outlook for the future quarter is also quite cautiously optimistic.

Udayan

What is the consulting revenue in the current quarter?

Chandra Shekar Kakal

We have had $35 mn in consulting revenue, it has broken even. The Consulting subsidiary on a standalone basis has also broken even. It has done quite well.

Udayan

Any price improvements you are seeing Kakal at all in your part of business?

Chandra Shekar Kakal

Pricing pressures continues. We had most of the pricing discussion in our space also up to the last quarter. There are far and few in between which are happening now. Otherwise it has flattened out. The pricing pressure has softened.

Udayan

Any pricing improvements for you, Subhash?

Subhash Dhar

No, I think at this point price protection is the only game which we are satisfied with. I do not think we have seen or we are likely to see in the near-term any pricing improvements. It is more the extracted price, the realized price that we are focusing at. But let me add, I think the investments that we have made in the client-facing group had also paid off significantly. We have also created a segmentation strategy over the last nine months on our top clients treating them in a different way based on what their requirements are. If this trend continues of what we have seen in this quarter, will help us get better realized prices going forward.

Udayan
Thanks gentlemen for joining us. And Mohandas Pai has Ashok Vemuri and BG Srinivas here to wind up this Quarter’s boardroom. Gentlemen, good morning. Quite a campus Mohan. You must be proud.

Mohandas Pai

I am very proud because it is a dream come true. It is the largest campus for Infosys, the largest campus in India, about 10 million square feet with an investment of about Rs. 2,000 crores with 10,000 residential rooms and right now we have got about 9,500 people staying there and this is built over 325 acres with a total investment of Rs. 2,000 crores. We have 5,000 seats for people to do software and this place is totally self-contained. It is India's largest building constructed since independence excluding a mall of a million square feet and an educational center. There is no greater investment in education in one place ever in India's history. This is the largest corporate university in the world, so many firsts. It is an extraordinary place.

Udayan

Let me talk about the one pointer which everybody is talking about on the numbers. Utilization rates have gone back to 76%. Can you take us through what happened and whether this is sustainable? Is Infosys getting back to those 78%-80% kind of utilization levels again?

Mohandas Pai

We saw an increase in volumes by 6% odd and that meant that the utilization had to go up and we had low utilization in the previous quarter because we had freshers joining us and the growth was not there. It has gone up and the next quarter, we hope that we will do well. The Rupee has appreciated so we see bit of an impact. But we are optimistic for the future and we have about 9,500 people in training, so enough steam in the engine left to aim for rapid growth. What I could say is we are fully ready to take advantage of any upturn in the market. We have seen financial services go up and that is an indication of the fact that the global economy has stabilized. The other verticals when they start going up, we will begin to see good growth again.

Udayan

So through 2010 calendar if growth is robust, will Infosys operate at close to 80% utilization again?

Mohandas Pai

We should, we have said that we want to operate between 78% to 82% which is ideal and we have low utilization. It depends on the number of people we hire, we train and make them ready. We do not want to be stretched all the time because clients come to us and tell us that they want us to scale up in a very rapid manner and that means we need to be ready. So I think 78% to 82% is our aim, we have gone to 82% many times before and if time comes, of course we are going for growth.

Udayan

It will be enabled by verticals like BFSI and Kris and Shibu were talking about that. Is that emerging as fastest vertical of the block and the recovery?

Ashok Vemuri

Well Udayan, I think we have seen that trend sustain through summer and we have seen that in the fall and the winter as well. I do not know if it will be too early to call that it would be the sustained one that is the fastest of the block as it were, but it definitely seems to have gotten off to a great start and I think it is a function of the fact that we have got very, very strong relationships, we have got a strategy that we have put in place which we have sustained in terms of our services, our consultative or our solutions and the scope and gamut of things that we do. I think if overall if you look at worldwide, financial services has actually stabilized to a certain extent and I think we are reaping the benefit of that to a certain extent.

Udayan

I know the budgets for the next year are not frozen yet but does it look sustainable, a double-digit kind of volume growth from the BFSI vertical alone?

Ashok Vemuri

It is very hard to say. We have to wait for the budget to come out. The commentary that we are hearing at this point of time is that it will come on time which is typically around the last week of January or first week of February. We think the budgets will be more or less flattish with a slight uptake in certain sectors. We think that it will be a zero-base budget but we also believe that there will be some carry-forward from the previous quarter especially for some strategic program. Beyond that it is very hard to crystallize and say that this is the kind of trend that we will see or that there will be a growth that will be sustained as we have seen this quarter.

Udayan

Where is 10% plus growth coming in from if you just split the vertical up?

BG Srinivas

It is across the board. So it is in banking, it is in capital markets, it is in insurance. It is in North America predominantly but it is also in Europe to a certain extent. It is in capital markets, it is in some of the newer areas that we have gotten into. We continue to reap the benefits of the mergers and acquisitions work that we have done, we are also are reaping the benefits of the significant amount of investments we have made in things like risk management, in things like the overall management of cost whether it is in terms of cards practices. So with the exception I would say of retail banking which will lag the overall consumer spend in the US, all the other sectors have actually done very well.

Udayan

BG what is going on with Europe because even Kris was making the point that the growth at this point is primarily coming from North America. Europe is still lagging. Are you seeing any early signs of recovery or too tough to call?

BG Srinivas

In one way, we are seeing early signs of recovery. If you look at specifics of what is happening in Europe, sequentially quarter-on-quarter we have seen a 5% increase in the continent’s revenue. We have added 8 new clients in Europe in the quarter. Europe will always continue to have a lag effect as compared to the recovery process which has started in the US. In terms of fundamentals we are continuing to add clients, the continent’s business is picking up and the fact that we have made investments in to Europe, we continue to make as we speak, we are all set, our delivery track record in Europe, the kind of client references we are getting, kind of transformation wins we are having even today is a sign, while it is an early sign of stabilization and hopefully with the lag effect Europe will continue to show growth as it did in the past.

Udayan

Has Europe contributed at all to the small pricing improvement we have seen in the quarter or is there still a pricing declining in Europe?

BG Srinivas

Marginally, it has contributed, again this goes back to the service wins we have had in the continent which is to do with package led consulting kind of business where we have seen the improvement in the pricing.

Udayan

The two sticky verticals have been manufacturing and telecom through 2009. Is manufacturing showing any signs of improvement with any new deal wins etc?

BG Srinivas

In manufacturing what has happened is that in the last two quarters, the sector continued to reel under challenges of business demand. To some degree that has stabilized. While the sector itself has not come out of the woods, what we are seeing in the current environment is on service lines like IT, package, landscape consolidations, clients are looking at how to save costs. There is a focus on back-office functions which includes BPO services and infrastructure. In these three areas, we are seeing early signs of dialogue which again in the next two quarters, we will see some signs of recovery because manufacturing as compared to financial services will always again have a lag effect but in terms of the revenue shrinkage, that has stopped which is again a good sign and the fact that the business outlook in terms of pipeline has started to increase.

Udayan

Mohan how aggressive will you be hiring now, now the growth is picking up, utilization levels have gone up. I heard the numbers for the current quarter, but going forward?

Mohandas Pai

For the next year we are making 15,000 offers, we already made 9,000 offers and in many campuses people are welcoming us because they know this is a company which stood by them, when times were bad, we didn’t postpone. We will be aggressive. We have large targets for next year for laterals, looking at where we were. We have not finalized the numbers but we will have a larger number for laterals. We will expand aggressively in America. We are expanding in China. We will have large numbers for China. We will have large numbers in Mexico. So I think we are going to be aggressive and we will make sure that we get people to match our growth.

Udayan

Will the numbers for fiscal 2010-2011 be significantly higher than the current year?

Mohandas Pai

I think we are going to have 24,000 gross this year and obviously on that base if you have to grow maybe it will be higher. But we have not finalized the number. You need to give us some time.

Udayan

You have taken some wage hikes, which have kicked, in the current quarter. The way the market is now opening up with more demand for employees, does it look likely that in fiscal year 2011 again you will have to hike wages?

Mohandas Pai

Yes, I think there could be a wage hike again in fiscal 2011 because the market is heating up and we want to retain talent. We give 8% hike which is the highest in the Indian industry and we told people that when the time comes, we will look at the hike again. We will look at it very seriously. We are not committing right now, but we will look at it very seriously because Infy has been a company which has always made sure that employees got more. For example this quarter we got a 100% payment for all variables which is much higher than what our formula allows because every time that we have had an uptake in the business, we made sure that people get paid more. So we are very positive. Udayan I must tell you that the market was discounting and when many competitors were trying to grab many clients by discounting prices, we used to stand firm we did not discount. The benefit of not discounting is going to come to us next year because as the market moves up, we get new business at decent rates and we will have enough money to pay people more and then because we are able to pay people much more than competition, there will be a gap between us. The gap will only get wider. It is a reflection of the policy that we have of not getting commoditized like others.

Udayan

Any significant improvements in pricing for you in the BFSI vertical at all?

Ashok Vemuri

We are actually seeing stabilization and slight uptake in the pricing. Clearly earlier this year when there was a huge flight of procurement, that is behind us. As you move up the value chain, you clearly do see that pricing and discussions on pricing become secondary and even tertiary to a certain extent and as you increase the width and scope of the service footprints, there is a better way to manage your overall pricing mix. So we have seen improvement in pricing. Even if you look at the 14 new clients that we have opened in this particular sector, the average price points have been higher than for some of our older clients that we have. But that is also because a lot of things gets rolled into some of the older clients. So yes we have seen a positive bias in terms of pricing.

Udayan

BG typically going by past instances of when you were coming out of a downturn, what is generally the lag between EU and the US. I mean how many quarters after the US actually starts demonstrating strong volume growth does EU start to follow?

BG Srinivas

Typically it has been around 2 quarters. Even when the downturn happened, Europe continued to grow and it had a six-month lag effect. What we would see is however in terms of specifics through the country and the sectors, there will be some which would start in three months timeframe and others would take six months, but overall on an average six months is a fair estimate.

Udayan

Is the European sluggishness still client specific because of your top ten clients there are many European clients or can you say that there is a uniform kind of a pattern that you spot in the European business?

BG Srinivas

See, in Europe you can never say something is uniform because it is so diversified. Each country has its own buying behavior but in terms of overall stability, Germany and France have stabilized and while there are early signs of recovery in these two countries, the trend towards outsourcing and offshoring has just begun and these clients are talking to us, they are inviting offshore vendors for the first time in some of these prospects. We are seeing those early signs. In UK the financial services could recover much faster, it does not necessarily have to wait for six months. In retail sector we are doing very well. In the energy and especially utilities, there has been a steady uptake. Even in the last six months there has been a steady uptake. So while varying degrees of growth patterns can be established, we will definitely see in 3 to 6 month’s timeframe things picking up and when they pick up, obviously in terms of decision-making cycles which in Europe takes a little longer as compared to the US. But overall because of the diversified portfolio and the service mix we have, we would see a surge in the next six months.

Udayan

Mohan, any issues of attrition at all because overall attrition levels have gone up a bit?

Mohandas Pai

We have seen increase in voluntary attrition from something like 7.5% to 8.3%, there has been a small uptake and I think as time goes by attrition will increase because there are many more opportunities and not everybody gets promoted and people want to shift for various personal reasons. There will be an uptake and we got to accept that uptake. We got to make sure that we pay people better, they get more career opportunities and we train them better and we have to live with it. We have seen that happen earlier but we go to have figures better than the rest of the industry and that will be a comforting factor.

Udayan

Do you see onsite offshore changing significantly over the next three to four quarters?

Mohandas Pai

I personally do not think so because if you look at the history of the last 15 years, onsite offshore ratio has changed very little. It depends upon the composition of business. Some of the business like maintenance have a higher offshore than the onsite whereas consulting has a higher onsite, depends on what grows. If you see consulting, it has been stable, it has not grown much. If that grows, then the onsite can go up. Onsite is also an indication of project starts. Project starts is an indication of growth. When project starts first, the assignment starts at onsite then it goes offshore. This quarter we seen many more projects start and that is why you see a growth in onsite. It will take some time to stabilize but I think the ratio will remain in the narrow band. We are also hiring in the US, we hired a fair number, not as many as we want but we are putting in all efforts. I think overall the mood is positive for hiring too.

Udayan

Okay gentlemen thank you very much, see you again next quarter.